Exhibit 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Bando McGlocklin Small Business
Lending Corporation	Wisconsin
Lee Middleton Original Dolls, Inc. (1)	Wisconsin
License Products, Inc. (2)	Wisconsin

(1)     The registrant owns 99% of the common stock.
(2)     Lee Middleton Original Dolls, Inc. owns 100% of the common stock.